SCHEDULE 13G

Amendment No. 1
CHINA ONLINE EDUCATION GROUP
CLASS A COMMON STOCK
Cusip #16954L105
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[x] 	  Rule 13d-1(b)
[ ] 	  Rule 13d-1(c)
[ ] 	  Rule 13d-1(d)
Cusip #16954L105
Item 1: 	   	Reporting Person - FIL Limited
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	Bermuda
Item 5: 	   	11,712,555
Item 6: 	   	0
Item 7: 	   	11,842,500
Item 8: 	   	0
Item 9: 	   	11,842,500
Item 11: 	   	16.565%
Item 12: 	   	FI
Cusip #16954L105
Item 1: 	   	Reporting Person - Pandanus Partners, L.P.
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	Delaware
Item 5: 	   	0
Item 6: 	   	0
Item 7: 	   	11,842,500
Item 8: 	   	0
Item 9: 	   	11,842,500
Item 11: 	   	16.565%
Item 12: 	   	PN
Cusip #16954L105
Item 1: 	   	Reporting Person - Pandanus Associates, Inc.
Item 2: 	   	(a)  	[ ]
   	   	(b)  	[ ]
Item 4: 	   	Delaware
Item 5: 	   	0
Item 6: 	   	0
Item 7: 	   	11,842,500
Item 8: 	   	0
Item 9: 	   	11,842,500
Item 11: 	   	16.565%
Item 12: 	   	CO

Item 1(a). 	    	Name of Issuer:

  	  	          	CHINA ONLINE EDUCATION GROUP

Item 1(b). 	    	Address of Issuer's Principal Executive Offices:

  	  	          	6TH FLOOR DESHI BUILDING SOUTHSHANGDI STREET, HAIDIAN
DISTRICT
  	  	          	BEIJING, F4 100085
  	  	          	CHINA

Item 2(a). 	     	 Name of Person Filing:

  	   	               	 FIL Limited

Item 2(b). 	     	 Address or Principal Business Office or, if None,
Residence:

  	   	               	 Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda,
HM19

Item 2(c). 	     	 Citizenship:

  	   	               	 Not applicable

Item 2(d). 	     	 Title of Class of Securities:

  	   	               	 CLASS A COMMON STOCK

Item 2(e). 	     	 CUSIP Number:

  	   	               	 16954L105

Item 3. 	    	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b)
or (c) and the
person filing, FIL Limited, is a non-U.S. institution in accordance with
Section 240.13d-1(b)(1)(ii)(J).   (Note:  See Exhibit A).


  	    	If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify type of institution: Parent holding or control person.

Item 4. 	    	Ownership

  	  	     	(a)    Amount Beneficially Owned: 	11,842,500

  	  	     	(b)    Percent of Class: 	16.565%

  	  	     	(c)    Number of shares as to which such person has:

  	  	     	       (i)    sole power to vote or to direct the vote:
11,712,555

  	  	     	       (ii)    shared power to vote or to direct the vote: 	0

  	  	     	       (iii)    sole power to dispose or to direct the
disposition of: 	11,842,500

  	  	     	       (iv)    shared power to dispose or to direct the
disposition of: 	0



Item 5. 	    	Ownership of Five Percent or Less of a Class.

  	    	     	Not applicable.

Item 6. 	    	Ownership of More than Five Percent on Behalf of Another
Person.

  	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the CLASS A COMMON STOCK of CHINA ONLINE EDUCATION GROUP.

  	The interest of one person, Fidelity Funds - PACIFIC, in the CLASS A COMMON STOCK of CHINA ONLINE EDUCATION GROUP, amounted to 5,429,775 shares or 7.595% of the total outstanding CLASS A COMMON STOCK at April 28, 2017.

  	The interest of another person, Fidelity China Special Situations PLC, in the CLASS A COMMON STOCK of CHINA ONLINE EDUCATION GROUP, amounted to 6,150,855 shares or 8.603% of the total outstanding CLASS A COMMON STOCK at April 28, 2017.

Item 7. 	    	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

  	    	     	See attached Exhibit A.

Item 8. 	    	Identification and Classification of Members of the Group.

  	    	     	Not applicable.

Item 9. 	    	Notice of Dissolution of Group.

  	    	  	Not applicable.

Item 10. 	    	Certifications.



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to FIL Limited and its various non-U.S. investment management subsidiaries included on this Schedule 13G is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institutions. I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.


Signature



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  	May 9, 2017
  	Date

  	/s/ Marc R. Bryant
  	Signature

  	Marc R. Bryant
  	 Duly authorized under Power of Attorney effective as of September 16, 2015, by and on behalf of FIL Limited and its direct and indirect subsidiaries*



        * This power of attorney is incorporated herein by reference to Exhibit B to the Schedule 13G filed by FIL Limited on January 11, 2016, accession number: 0000318989-16-000061.



Exhibit A


                 Pursuant to the instructions in Item 7 of Schedule 13G, the following table lists the identity and Item 3 classification, if applicable, of each relevant entity that beneficially owns shares of the security class being reported on this Schedule 13G.


Entity 	ITEM 3 Classification
FIL INVESTMENT MANAGEMENT (HONG KONG) LIMITED * 	FI


* Entity beneficially owns 5% or greater of the outstanding shares of the security class being reported on this Schedule 13G.



                Pandanus Partners, L.P. ("Pandanus") owns shares of FIL Limited ("FIL") voting stock. While the percentage of total voting power represented by these shares of FIL voting stock may fluctuate as a result of changes in the total number of shares of FIL voting stock outstanding from time to time, it normally represents more than 25% and less than 48.5% of the total votes which may be cast by all holders of FIL voting stock. Pandanus Associates, Inc. ("PAI") acts as general partner of Pandanus. Pandanus is owned by trusts for the benefit of members of the Johnson family, including FIL's Chairman Abigail P. Johnson, but disclaims that any such member is a beneficial owner of the securities reported on this
Schedule 13G.



                This filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by FIL, certain of its subsidiaries and affiliates, and other companies (collectively, the "FIL Reporters"). This filing does not reflect securities, if any, beneficially owned by certain other companies whose beneficial ownership of securities is disaggregated from that of the FIL Reporters in accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998).


RULE 13d-1(k)(1) AGREEMENT


                The undersigned persons, on May 9, 2017, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the CLASS A COMMON STOCK of CHINA ONLINE EDUCATION GROUP at April 28, 2017.


  	FIL Limited

  	By /s/ Marc R. Bryant
  	Marc R. Bryant
  	Duly authorized under Power of Attorney effective as of September 16, 2015, by and on behalf of FIL Limited and its direct and indirect subsidiaries*

  	Pandanus Partners, L.P.

  	By /s/ Marc R. Bryant
  	Marc R. Bryant
  	Duly authorized under Power of Attorney effective as of September 16, 2015, by Pandanus Associates, Inc. on behalf of Pandanus Partners, L.P.*

  	Pandanus Associates, Inc.

  	By /s/ Marc R. Bryant
  	Marc R. Bryant
  	Duly authorized under Power of Attorney effective as of September 16, 2015, by and on behalf of Pandanus Associates, Inc.*



        * This power of attorney is incorporated herein by reference to Exhibit B to the Schedule 13G filed by FIL Limited on January 11, 2016, accession number: 0000318989-16-000061.